UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-31913

NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

The exhibits filed on this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of NovaGold Resources Inc. (File No. 333-178588), as amended or supplemented.

DOCUMENTS FILED

See the Exhibit Index hereto.

SUBMITTED HEREWITH

Exhibits

99.1	Underwriting Agreement

99.2	Consent of AMEC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: February 2, 2012	By:	/s/ Elaine Sanders
Elaine Sanders

	Title:	Chief Financial Officer and Vice President